UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                               (Amendment No. 1)*


                   Bassett Furniture Industries, Incorporated
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $5.00 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    070203104
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                    COPY TO:
                                                  Jeffrey R. Katz, Esq.
Costa Brava Partnership III L.P.                  Ropes & Gray LLP
420 Boylston Street                               One International Place
Boston, MA 02116                                  Boston, MA 02110
(617) 595-4400                                    (617) 951-7000

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 April 10, 2008
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent. * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 6 Pages

                                  SCHEDULE 13D

-----------------------------                              ---------------------
CUSIP No. 070203104                                          Page 2 of 6 Pages
-----------------------------                              ---------------------

--------------------------------------------------------------------------------
1.  NAME OF REPORTING PERSON:    Costa Brava Partnership III L.P.
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 04-3387028

--------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a) [ ]
                                                                      (b) [ ]
--------------------------------------------------------------------------------
3.  SEC USE ONLY
--------------------------------------------------------------------------------
4.  SOURCE OF FUNDS*

       WC
--------------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
--------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION

       A Delaware limited partnership
--------------------------------------------------------------------------------
                             7.    SOLE VOTING POWER
        NUMBER OF                        605,923
         SHARES              ---------------------------------------------------
      BENEFICIALLY           8.    SHARED VOTING POWER
        OWNED BY                         -0-
          EACH               ---------------------------------------------------
        REPORTING            9.    SOLE DISPOSITIVE POWER
         PERSON                          605,923
          WITH               ---------------------------------------------------
                             10.   SHARED DISPOSITIVE POWER
                                         -0-
--------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       605,923
--------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*  [ ]
--------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

       5.13%(1)
--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON*

       PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------------

(1) The percentage ownership of the Reporting Persons in the Issuer's Common Stock, $5.00 par value is based upon 11,811,015 issued and outstanding shares as of January 29, 2008, as reported by the Issuer in its filing on Form 10-K for the fiscal year ended November 24, 2007.

                                Page 2 of 6 Pages

                                  SCHEDULE 13D

-----------------------------                              ---------------------
CUSIP No. 070203104                                          Page 3 of 6 Pages
-----------------------------                              ---------------------

--------------------------------------------------------------------------------
1.  NAME OF REPORTING PERSON:    Roark, Rearden & Hamot, LLC
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 10-0000708

--------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a) [ ]
                                                                      (b) [ ]
--------------------------------------------------------------------------------
3.  SEC USE ONLY
--------------------------------------------------------------------------------
4.  SOURCE OF FUNDS*

       WC
--------------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
--------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION

       A Delaware limited liability company
--------------------------------------------------------------------------------
                             7.    SOLE VOTING POWER
        NUMBER OF                        605,923
         SHARES              ---------------------------------------------------
      BENEFICIALLY           8.    SHARED VOTING POWER
        OWNED BY                         -0-
          EACH               ---------------------------------------------------
        REPORTING            9.    SOLE DISPOSITIVE POWER
         PERSON                          605,923
          WITH               ---------------------------------------------------
                             10.   SHARED DISPOSITIVE POWER
                                         -0-
--------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       605,923
--------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*  [ ]
--------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

       5.13%(1)
--------------------------------------------------------------------------------

14  TYPE OF REPORTING PERSON*

       OO - Other
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------------

(1) The percentage ownership of the Reporting Persons in the Issuer's Common Stock, $5.00 par value is based upon 11,811,015 issued and outstanding shares as of January 29, 2008, as reported by the Issuer in its filing on Form 10-K for the fiscal year ended November 24, 2007.

                                Page 3 of 6 Pages

                                  SCHEDULE 13D

-----------------------------                              ---------------------
CUSIP No. 070203104                                          Page 4 of 6 Pages
-----------------------------                              ---------------------

--------------------------------------------------------------------------------
1.  NAME OF REPORTING PERSON:    Seth W. Hamot

--------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a) [ ]
                                                                      (b) [ ]
--------------------------------------------------------------------------------
3.  SEC USE ONLY
--------------------------------------------------------------------------------
4.  SOURCE OF FUNDS*

       WC
--------------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
--------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION

       A United States citizen
--------------------------------------------------------------------------------
                             7.    SOLE VOTING POWER
        NUMBER OF                        605,923
         SHARES              ---------------------------------------------------
      BENEFICIALLY           8.    SHARED VOTING POWER
        OWNED BY                         -0-
          EACH               ---------------------------------------------------
        REPORTING            9.    SOLE DISPOSITIVE POWER
         PERSON                          605,923
          WITH               ---------------------------------------------------
                             10.   SHARED DISPOSITIVE POWER
                                         -0-
--------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       605,923
--------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*  [ ]
--------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

       5.13%(1)
--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON*

       IN, HC
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------------

(1) The percentage ownership of the Reporting Persons in the Issuer's Common Stock, $5.00 par value is based upon 11,811,015 issued and outstanding shares as of January 29, 2008, as reported by the Issuer in its filing on Form 10-K for the fiscal year ended November 24, 2007.

                                Page 4 of 6 Pages

                         AMENDMENT NO. 1 TO SCHEDULE 13D
                         -------------------------------

         This amendment ("Amendment No. 1") amends the Schedule 13D filed on January 28, 2008 by Costa Brava Partnership III L.P. ("Costa Brava"), Roark, Rearden and Hamot, LLC ("RRH"), and Seth W. Hamot, with the United States Securities and Exchange Commission with respect to the shares of common stock, $5.00 par value (the "Common Stock"), of Bassett Furniture Industries, Inc., a Virginia corporation (the "Issuer"). Each of Costa Brava, RRH, and Seth W. Hamot is referred to herein individually as a "Filer" and collectively as the "Filers."

Item 4. Purpose of Transaction.
        ----------------------

        Item 4 is hereby amended and restated in its entirety as follows:

         On April 10, 2008, Costa Brava, Seth W. Hamot and RRH entered into an agreement with the Issuer to settle all claims related to the nomination of directors at the upcoming annual meeting of shareholders. A joint press release, attached hereto as Exhibit B, was issued by the parties. The Filers (and each Filer) no longer hold the securities with a purpose or effect of changing or influencing control of the issuer, or in connection with or as a participant in any transaction having that purpose or effect.

Item 5. Interest in Securities of the Issuer.
        ------------------------------------

        (a), (b) The Filers are the beneficial owners of 605,923 shares of Common Stock (approximately 5.13% of the shares of Common Stock outstanding as reported in the Issuer's filing on Form 10-K on February 7, 2008).

        (c) The Filers have not purchased or sold shares of Common Stock of the Issuer during the past sixty (60) days.

Item 7. Material to be Filed as Exhibits.
        --------------------------------

Exhibit A - Agreement Regarding the Joint Filing of Schedule 13D.

Exhibit B - Press Release, dated April 10, 2008.



                                Page 5 of 6 Pages

                                    Signature
                                    ---------


         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


DATED: April 10, 2008

                                       COSTA BRAVA PARTNERSHIP III L.P.

                                       By: Roark, Rearden & Hamot, LLC, its
                                           General Partner

                                       By: /s/ Seth W. Hamot
                                           -------------------------------------
                                           Name:  Seth W. Hamot
                                           Title: President


                                       SETH W. HAMOT

                                       By: /s/ Seth W. Hamot
                                           -------------------------------------
                                           Name: Seth W. Hamot


                                       ROARK, REARDEN & HAMOT, LLC

                                       By: /s/ Seth W. Hamot
                                           -------------------------------------
                                           Name:  Seth W. Hamot
                                           Title: President


Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)



                                Page 6 of 6 Pages

                                  EXHIBIT INDEX
                                  -------------


Exhibit    Description
-------    -----------

A          Agreement Regarding the Joint Filing of Schedule 13D.

B          Press Release, dated April 10, 2008.

                                                                       EXHIBIT A

                               AGREEMENT REGARDING
                        THE JOINT FILING OF SCHEDULE 13D

The undersigned hereby agree as follows:

(i) Each of them is individually eligible to use the Schedule 13D to which this Exhibit is attached, and such Schedule 13D is filed on behalf of each of them; and

(ii) Each of them is responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Dated: April 10, 2008

                                       COSTA BRAVA PARTNERSHIP III L.P.

                                       By: Roark, Rearden & Hamot, LLC, its
                                           General Partner

                                       By: /s/ Seth W. Hamot
                                           -------------------------------------
                                           Name:  Seth W. Hamot
                                           Title: President


                                       SETH W. HAMOT

                                       By: /s/ Seth W. Hamot
                                           -------------------------------------
                                           Name: Seth W. Hamot


                                       ROARK, REARDEN & HAMOT, LLC

                                       By: /s/ Seth W. Hamot
                                           -------------------------------------
                                           Name:  Seth W. Hamot
                                           Title: President

                                                                       EXHIBIT B


Contacts:
                For Bassett Furniture                  For Costa Brava:
                    Industries  Inc.:

                    Barry C. Safrit, S.V.P., CFO       Jay Scollins, CFO
                    (276) 629-6757 - Investors         (617) 595-4407
                    (276) 629-6332 - Fax
                    Jay S. Moore,
                    Dir. of Communications
                    (336) 389-5513 - Media

For Immediate Release

News Release

               BASSETT AND COSTA BRAVA END POTENTIAL PROXY CONTEST
--------------------------------------------------------------------------------

(Bassett, Va.; Boston, MA) - April 10, 2008 - Bassett Furniture Industries Inc. (Nasdaq: BSET) and Costa Brava Partnership III L.P. today announced that they have resolved their potential proxy contest.

Pursuant to an agreement entered into today, Costa Brava will support the nominees proposed by Bassett for election and will withdraw its proposed nominees for election to the Bassett Board of Directors at the 2008 Annual Meeting of Bassett's stockholders. Bassett and Costa Brava have agreed that a mutually agreed upon shareholder representative may attend the Board meetings as an observer for a certain period of time. Bassett will withdraw the litigation between the parties pending in the Circuit Court of the County of Henry, Virginia.

"We are pleased to have reached this settlement with Costa Brava, which we believe is in the best interests of all Bassett shareholders, customers and employees," said Robert Spilman Jr., Bassett's CEO. "The plan to return capital to shareholders outlined by the Board is the result of several months of work by the management of the Company, its Board and its advisors, including most recently assistance from investment bank Stephens Inc. and conversations with several of the Company's major shareholders, including Costa Brava. It is time to redirect all of the company's efforts to the business." Mr. Spilman concluded, "I want to thank all of Bassett's shareholders, employees, dealers and customers for their support of, and dedication to, our business during this period."

Seth Hamot, the president of Roark, Rearden & Hamot, LLC, which is the general partner of Costa Brava likewise stated, "We are pleased to have reached this agreement with Bassett and strongly believe that it is in the best interests of all Bassett shareholders, employees, dealers and customers. We support the Board's recent announcements regarding its plan to unlock shareholder value and look forward to its implementation."

The agreement between Bassett and Costa Brava also includes customary standstill and expenses reimbursement provisions.

About Bassett Furniture Industries, Inc.
----------------------------------------

Bassett Furniture Industries, Inc. (Nasdaq: BSET), is a leading manufacturer and marketer of high quality, mid-priced home furnishings. With approximately 130 Bassett stores, Bassett has leveraged its strong brand name in furniture into a growing network of corporate and licensed stores that focus on providing consumers with a friendly environment for buying furniture and accessories. The most significant growth vehicle for Bassett continues to be the Company's dedicated retail store program. Bassett's retail strategy includes affordable custom-built furniture that is ready for delivery in the home within 30 days. The stores also feature the latest on-trend furniture styles, more than 1,000 upholstery fabrics, free in-home design visits, and coordinated decorating accessories. For more information, visit the Company's website at bassettfurniture.com.

Certain of the statements in this release, particularly those preceded by, followed by or including the words "believes," "expects," "anticipates," " intends," "should," "estimates," or similar expressions, or those relating to or anticipating financial results for periods beyond the fiscal year 2007, constitute "forward looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended. For those statements, Bassett claims the protection of the safe harbor for forward looking statements contained in the Private Securities Litigation Reform Act of 1995. In many cases, Bassett cannot predict what factors would cause actual results to differ materially from those indicated in the forward looking statements. Expectations included in the forward-looking statements are based on preliminary information as well as certain assumptions which management believes to be reasonable at this time. The following important factors, among others, affect Bassett and could cause actual results to differ materially from those indicated in the forward looking statements: delays or difficulties in converting some of its non-operating assets to cash, the securities markets, including stock price levels, tax planning considerations, negotiations with third parties who have an interest in some of non-operating assets in which the Company has an interest, the proxy solicitation currently being pursued by a third party and related litigation, economic, competitive, governmental and other factors identified in Bassett's filings with the Securities and Exchange Commission, and the effects of national and global economic or other conditions and future events on the retail demand for home furnishings.

                                       ###